CODE OF CONDUCT

1. Ethical Conduct

This PEN Code of Conduct sets the foundation for the ethical conduct of our business, and it communicates our business philosophy and ethics to all our associates, customers, stockholders and the communities in which we do business. The Code is a resource when questions arise. It is not a rulebook, but a statement how PEN will do business. The PEN Code of Conduct applies to associates of PEN, its subsidiaries Applied Nanotech, Inc., Nanofilm Ltd., and all other controlled subsidiaries. It applies equally to the PEN Board members, and anyone we authorize to act on behalf of PEN or its subsidiaries.

If in doubt about the path to follow, ask yourself:

●	Is it honest & ethical? Is it also legal?
●	Could it harm PEN’s reputation or reflect badly on PEN?
●	What would friends and family say?
●	How would it look in the newspaper?
●	Would I risk my job for it?

Failure to comply with the law, or with PEN policies, including the Code, can result in money damages, governmental sanctions and can compromise PEN’s reputation. It may result in the loss of your job, and, in some cases, can lead to legal proceedings against PEN and the individuals involved. You are responsible for your own actions. Treat other associates, our customers, vendors, contractors and others with respect. You are never authorized to commit, or to direct someone else to commit, a violation of the Code or any dishonest or illegal act. Also, you are not allowed to do indirectly -- through a broker, contractor, agent, consultant, or other person -- any act prohibited by the Code or by law or governmental regulation.

Raising issues and concerns:

You are required to report violations of the Code, law, governmental regulation, or any company policy or procedure. You should also seek answers to any questions you have about our policies. If you have questions or concerns, or need to report a known or suspected violation, several avenues are open to you. You can discuss it with your supervisor. If that is uncomfortable, or if the supervisor is unavailable, you can speak to the President of the subsidiary you work for, or contact Jeanne Rickert, the General Counsel. Jeanne can be reached at 305-647-2576 (office), 216-276-1214 (mobile) or at jrickert@pen-technology.com. You may be subject to discipline, up to and including termination, for failure to report.

Retaliation:

PEN forbids retaliation or adverse action against any associate for reporting in good faith a suspected violation of the Code, of law or any governmental regulation, or for participating or assisting in an investigation.

2. Conflicts of Interest

Conflicts of interest can occur when our personal activities, investments or associations compromise our judgment or ability to act in the company’s best interest. Conflicts can arise through investments, business ventures, personal or family relationships, outside employment or consulting, and Board membership, among others. We always work solely in the best interests of PEN when conducting company business. We must avoid situations when our personal interests interfere -- or could reasonably appear to interfere -- with the interest of PEN. We will not compete with PEN, take advantage of our position or misuse confidential or proprietary information for personal gain or other reasons. Additionally, we want to create and maintain a workplace that is free of favoritism or even the appearance of favoritism. Conflicts of interest may cause us to violate these precepts.

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Disclosure:

To avoid conflict of interest situations, each individual should disclose any relationship that has the potential to be misinterpreted. This includes any of the relationships described above. If you need help or guidance to identify or to report any conflict, please discuss the matter with your supervisor or with his or her supervisor. It is not possible to list all situations that may give rise to a conflict of interest. PEN relies on your integrity and good judgment to avoid these situations and to discuss any conflict or potential conflict with your supervisor, your local President, or our General Counsel, who is not involved in the situation.

3. Material Nonpublic Information & Insider Trading

Federal and state securities laws and regulations govern transactions in stock and bonds of PEN and other companies, including our customers, suppliers and other companies with which we do business. You violate the insider trading provisions of the law if – while you are aware of material nonpublic information about a public company, whether PEN or another company – you trade on that information, or disclose or “tip” it to another person before the information is public.

“Material nonpublic information” is information that has not been publicly disclosed and that could affect an investor’s decision to buy or sell securities. Examples include, but are not limited to, sales and earnings figures, new products, proposed acquisitions or mergers. Securities laws and PEN policy require that you do not trade in securities based on material nonpublic information. Our complete policy is found in Appendix A: the PEN Securities Law Compliance Policy.

4. International Business

Our ethical Code applies equally to international business conducted for PEN. Conducting international business also requires compliance with local law and some additional U.S. laws.

Foreign Corrupt Practices Act

The Foreign Corrupt Practices Act (FCPA) prohibits bribery. Bribery has a broad meaning. Under the FCPA, PEN and its agents, officers and associates are prohibited from directly or indirectly offering anything of value (this includes gifts, money or promises) to a foreign government official, political party or candidate to influence or induce action or to secure an improper advantage. Foreign companies often have government ownership. This can make the people at a foreign company foreign officials under the FCPA. The FCPA also has strict accounting rules to catch violations. If in doubt about authorizing any payment or expenditure involving non-U.S. activities, contact the General Counsel.

5. Competition Law and Fair Trade Practices

PEN products speak for themselves when competition is free and open. The antitrust and fair competition and fair trade practice laws of the U.S., the several states, and other countries encourage competition and protect consumers against anticompetitive practices. Penalties for violation of these laws can be substantial – including criminal penalties and imprisonment. We cannot detail all these laws here.

Sales initiatives, offers and terms should be communicated to and approved by the appropriate leaders in Sales and Marketing who will consult with General Counsel as needed. Statements about PEN products or about competitor’s products should be truthful and approved by Sales and Marketing who will coordinate with legal as appropriate.

PEN associates, agents or others associated with PEN should be careful to:

●	Never discuss prices, terms of sale or other competitive information with competitors or their representatives;
●	Never disclose a confidential bid proposal or engage in bid rigging;
●	Never divide customers, markets or territories with competitors; and
●	Never attend meetings with competitors (including trade association meetings) if any of these prohibited topics are on the agenda, and leave the meeting if these topics arise during a discussion.

Making false or misleading statements about a competitor or its products, or about PEN, is prohibited. This includes on-line posts or statements made on any other form of social media.

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6. Business Records, Communications, Subpoenas and Investigations

Business records are PEN’s corporate memory. All records and communications have the potential to be publicly disclosed through litigation, governmental inquiry or the news media. Business records and communication, including e-mail, should be truthful, accurate and as clear as possible. Avoid exaggeration, colorful language, guesswork, speculation, unsupported conclusions and derogatory characterizations of people or motives. Be especially careful with e-mail or text messages, because informality or short-answers may be misinterpreted or leave out important information.

We also rely on business information and records to make our decisions and for our public filings and government filings. Each associate is responsible for preparing and maintaining company records accurately and honestly. No false, artificial or misleading entries should be made in any PEN records or accounts, and company funds should only be used as set out in the documents supporting the authorization for the payment.

If records must be retained in connection with actual or potential lawsuits, investigations or audits, the General Counsel will notify the affected individuals and departments. Records subject to a legal hold notice cannot be destroyed or modified until the hold has been lifted by the General Counsel’s office. If you have knowledge of potential litigation, audit or governmental investigation, it is your responsibility to promptly notify the General Counsel.

7. Hazard Communication and Safety

PEN products are designed with a view to the health and safety of customers, vendors and our associates. Many of our associates work with chemicals and some nanoparticles. Hazard communication policies, safety procedures and workplace safety vary among our locations based on the activities conducted locally. The policies attached as Appendix E describe these and will also direct you to other policies in effect at your location.

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